SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

(AMENDMENT NO. N/A)

IBASIS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

450732102
(CUSIP Number)

Michiel Roovers Koninklijke KPN N.V. Maanplein 55 2516 CK, The Hague, The Netherlands +31 70 446 1161

Copy to: Philip J. Boeckman, Esq. Cravath, Swaine & Moore LLP City Point, One Ropemaker Street London EC2Y 9HR, United Kingdom +44 20 7453 1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. □

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

1			NAMES OF REPORTING PERSONS Koninklijke KPN N.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (See Instructions) (b) ☒*
3			SEC USE ONLY
4			SOURCE OF FUNDS (See Instructions) N/A
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	12,030,926**
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	12,030,926**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,030,926**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Instructions)		36.0%**
14	TYPE OF REPORTING PERSON		CO

*	See Item 4.
**
Pursuant to Rule 13d-4 of the Securities Act of 1933, as amended (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Schedule 13D.

1	NAMES OF REPORTING PERSONS KPN TELECOM B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (See Instructions) (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	12,030,926**
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	12,030,926**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		12,030,926**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (See Instructions)		36.0%**
14	TYPE OF REPORTING PERSON		CO

*	See Item 4.
**
Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of such shares, and this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of iBasis, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware, whose principal executive office is at 20 Second Avenue, Burlington, MA 01803.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of Koninklijke KPN N.V. (“KPN”), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (“KPN Telecom”), a Dutch limited liability company incorporated in the Netherlands. The registered offices of both KPN and KPN Telecom are located at Maanplein 5, The Hague, Netherlands. KPN Telecom is a wholly-owned subsidiary of KPN.

KPN and KPN Telecom are telecommunications companies with business network services and data transport throughout Western Europe.

During the last five years, neither KPN, nor KPN Telecom, nor, to their knowledge, any of their executive officers or directors (as set forth in Schedule A), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each of Ofer Gneezy and Gordon VanderBrug and collectively LC Capital Master Fund, Ltd., Loeb Partners Corporation and Singer Children’s Management Trust (together, the “Stockholders”), on the one hand and solely in their capacity as a stockholder of the Issuer, and KPN Telecom, on the other hand, has entered into a Shareholder Voting Agreement (described in Item 4 of this Schedule) (collectively, the “Voting Agreements”) with respect to certain shares of Common Stock beneficially owned by the Stockholders. No shares of the Common Stock were purchased by KPN Telecom pursuant to the Voting Agreements, and thus no funds were used for such purpose.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of KPN Telecom’s entering into the Voting Agreements covering the shares of Common Stock to which this Schedule 13D relates is to facilitate the transactions contemplated by the Share Sale and Purchase Agreement dated as of June 20, 2006, between the Issuer and KPN Telecom (the “Share Purchase Agreement”).

Pursuant to the Share Purchase Agreement, KPN Telecom agreed to acquire from the Issuer a number of newly issued shares (the "Share Issuance") of Common Stock such that after such issuance KPN Telecom will own 51.00% of the shares of Common Stock on a fully-diluted basis, in exchange for: (i) all of the issued and outstanding shares of a newly created subsidiary of KPN Telecom, which will be a private limited liability company organized under the laws of the Netherlands (the “New Subsidiary”), (ii) all of the issued and outstanding shares of a U.S. subsidiary of an affiliate of the New Subsidiary and (iii) U.S. $55,000,000 in cash. The stockholders of record of the Issuer immediately prior to the closing of the transactions will receive a dividend of $113,000,000 immediately following the closing of the transactions.

Consummation of the transactions is subject to various conditions, including, among other things: (a) approval of the Share Issuance by the stockholders of the Issuer and (b) the receipt and satisfaction of all required regulatory approvals, notices and applicable waiting periods.

The following is a description of the relationship among KPN Telecom and the Stockholders under the Voting Agreements, however, it is not an affirmation by KPN Telecom of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act, or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, KPN and KPN Telecom disclaim beneficial ownership of the shares of Common Stock covered by this Schedule 13D.

In order to induce KPN Telecom to enter into the Share Purchase Agreement, the Stockholders entered into the Voting Agreements with KPN Telecom. Pursuant to the Voting Agreements, each of the Stockholders agreed, among other things and subject to certain restrictions, to vote (or cause to be voted) all of the shares of Common Stock owned by each Stockholder (a) in favor of the approval of the Share Issuance and (b) against any proposal, action or transaction involving the Issuer or any of its subsidiaries or any of its stockholders, which proposal, action or transaction would in any manner impede, frustrate, prevent or delay the consummation of the transactions contemplated by the Share Purchase Agreement or change in any manner the voting rights of the holders of the shares of capital stock of the Issuer.

Each of Mr. Gneezy and Mr. VanderBrug has also granted KPN Telecom an irrevocable proxy to vote their shares of Common Stock as provided for in the applicable Voting Agreement. Each proxy will automatically expire upon the termination of each Voting Agreement. Each Voting Agreement will terminate upon the earlier (subject to extension in certain circumstances) to occur of (i) the closing of the transactions contemplated by the Share Purchase Agreement and (ii) the termination of the Share Purchase Agreement in accordance with its terms.

The board of directors of the Issuer has adopted a resolution to amend the by-laws of the Issuer effective at the closing of the transactions contemplated by the Share Purchase Agreement. Such by-laws, once effective, will include certain agreed upon governance mechanics. The number of directors constituting the whole Board of Directors will be seven. The seven-member board of directors will consist of five of the current directors and KPN will appoint two non-executive directors.

The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Share Purchase Agreement are qualified in their entirety by reference to the respective agreements.

Except as set forth in this Schedule 13D, the Voting Agreements and the Share Purchase Agreement, neither KPN, nor KPN Telecom, nor, to the knowledge of KPN and KPN Telecom, any of the executive officers and directors named on Schedule A attached hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) The Issuer has informed KPN and KPN Telecom that there were 33,439,279 shares of Common Stock outstanding as of the close of business on June 20, 2006. As a result of the Voting Agreements, KPN Telecom may be deemed to have beneficial ownership of 12,030,926 shares, or 36.0%, of the outstanding Common Stock. KPN, as the owner of 100% of the capital stock of KPN Telecom, may be deemed to be the beneficial owner of the 12,030,926 shares, or 36.0%, of the outstanding Common Stock deemed to be beneficially owned by KPN Telecom. KPN and KPN Telecom hereby disclaim beneficial ownership of the shares of Common Stock covered by this Schedule 13D, and this Schedule 13D shall not be construed as an admission that either KPN or KPN Telecom, for any or all purposes, is the beneficial owner of such shares of Common Stock.

To the knowledge of KPN and KPN Telecom, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b) Pursuant to the Voting Agreements, KPN Telecom may be deemed to have shared voting or dispositive power with respect to: (i) 4,199,975 shares with Mr. Ofer Gneezy (includes 50,000 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy’s children for which Mr. Gneezy disclaims beneficial ownership of the shares of Common Stock held by The Ofer Gneezy 1999 Family Trust, and 93,543 shares subject to stock options exercisable within 60 days of June 20, 2006); (ii) 1,661,188 shares with Dr. Gordon VanderBrug (includes 1,177,345 shares held by the G.J. & C.E. VanderBrug Family Limited Partnership for which Dr. VanderBrug disclaims beneficial ownership of the shares held by the G.J. & C.E. VanderBrug Family Limited Partnership, and 84,166 shares subject to stock options exercisable within 60 days of June 20, 2006); (iii) 2,270,161 shares with LC Capital Master Fund, Ltd. (excludes the number of shares issuable upon exercise of warrants within 60 days of June 20, 2006); (iv) 1,692,291 shares with Loeb Partners Corporation (excludes the number of shares issuable upon exercise of warrants within 60 days of June 20, 2006); and (v) 2,207,311 shares with Singer Chidren’s Management Trust (excludes the number of shares issuable upon exercise of warrants within 60 days of June 20, 2006). KPN and KPN Telecom (i) are not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by this Schedule 13D, except pursuant to the proxies granted under the Voting Agreements, and (ii) disclaim any beneficial ownership of the shares of Common Stock covered by this Schedule 13D.

The information required by Item 2 relating to the Stockholders is set forth in Schedule B attached hereto and consists of information contained in the Proxy Statement on Schedule 14A filed by the Issuer on March 21, 2006. Although KPN and KPN Telecom have no reason to believe that such information was not reliable as of its date, KPN and KPN Telecom only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information. In addition, KPN and KPN Telecom make no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

(c) Other than as disclosed in this Schedule 13D, neither KPN, nor KPN Telecom, nor any executive officer or director named on Schedule A attached hereto, has effected any transaction in the Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Share Purchase Agreement are qualified in their entirety by reference to the respective agreements.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See “Item 4. Purpose of Transaction” for a description of the Voting Agreements and the Share Purchase Agreement, which are qualified in their entirety by reference to the respective agreements. Copies of the Voting Agreements are filed as Exhibits 2-4. Exhibits 2-4 are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. The following are attached as exhibits:

Exhibit 1	Joint Filing Agreement as required by Rule 13d−1 under the Securities Exchange Act of 1934.
Exhibit 2	Shareholder Voting Agreement dated as of June 20, 2006, between KPN Telecom B.V. and Ofer Gneezy.
Exhibit 3	Shareholder Voting Agreement dated as of June 20, 2006, between KPN Telecom B.V. and Gordon VanderBrug.
Exhibit 4	Shareholder Voting Agreement dated as of June 20, 2006, between KPN Telecom B.V., LC Capital Master Fund, Ltd., Loeb Partners Corporation and Singer Children’s Management Trust.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify as of June 29, 2006, that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.,
by
/s/ Leon J. Merkun
Name: L.J. Merkun
Title: Treasurer, Director M&A

KPN TELECOM B.V.,
by: KONINKLIJKE KPN N.V., its sole director
/s/ Leon J. Merkun
Name: L.J. Merkun
Title: Treasurer, Director M&A

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS

The name, position, principal business address and present principal occupation or employment of each of the directors and officers of Koninklijke KPN N.V. and KPN Telecom B.V. are set forth below. Each person identified is a Dutch citizen, with the exception of Mr. Eustace, who is a citizen of both of the United Kingdom and Canada, Mr. Bischoff, who is a citizen of Germany, and Mr. Jager, who is both a Dutch and a U.S. citizen.

Koninklijke KPN N.V.

Name	Position	Present Principal Occupation	Principal Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics in May 1999	Dijsselhofplantsoen 10, 1077 BL Amsterdam the Netherlands
D.G. Eustace	Vice-Chairman of Supervisory Board	Chairman of the Board of Smith & Nephew Plc.	Smith & Nephew Plc. 15 Adam Street London WC2 N6LA United Kingdom
M. Bischoff	Member of Supervisory Board	Chairman of the Board of EADS N.V.	EADS N.V. D-81663 Munich Germany
V. Halberstadt	Member of Supervisory Board	Professor of Economics at University of Leiden	Maanplein 55 2516 CK, The Hague the Netherlands
D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Ohio 45202 USA
M.E. van Lier Lels	Member of Supervisory Board	Member of Supervisory Board (May 2001-present)	Maanplein 55 2516 CK, The Hague the Netherlands
J.B.M. Streppel	Member of Supervisory Board	Member of Executive Board and Chief Financial Officer of Aegon N.V.	Aegon N.V. P.O. Box 202 2501 CE The Hague the Netherlands

A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chairman of Management Board and Chief Executive Officer of KPN (November 2001-present)	Maanplein 55 2516 CK, The Hague the Netherlands
M.H.M. Smits	Chief Financial Officer and Member of Management Board	Chief Financial Officer of KPN (September 2004-present)	Maanplein 55 2516 CK, The Hague the Netherlands
E. Blok	Member of Management Board	June 2006-present	Maanplein 55 2516 CK, The Hague the Netherlands
S.P. Miller	Member of Management Board	June 2006-present	Maanplein 55 2516 CK, The Hague the Netherlands

KPN Telecom B.V.

Koninklijke KPN N.V.*	Director	N.A.	N.A.

*The sole director of KPN Telecom B.V. is Koninklijke KPN N.V. The directors of Koninklijke KPN N.V. are set forth above.

SCHEDULE B
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IBASIS, INC.

The name, position, principal business address and present principal occupation or employment of certain stockholders of iBasis, Inc. as required by Item 2 of Schedule 13D is set forth below. Each person identified is a U.S. citizen.

IBASIS, INC.

Name	Position (if applicable)	Present Principal Occupation (if applicable)	Principal Business Address
LC Capital Master Fund, Ltd.	n/a	n/a	c/o Trident Fund Services (B.V.I.) Limited P.O. Box 146 Waterfront Drive Wickhams Cay Road Town, Tortola British Virgin Islands
Singer Children’s Management Trust	n/a	n/a	c/o Romulus Holdings, Inc. 560 Sylvan Ave Englewood Cliffs, NJ 07632
Loeb Partners Corporation	n/a	n/a	61 Broadway New York, NY 10006
Ofer Gneezy	President and Chief Executive Officer	President and Chief Executive Officer	iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803
Gordon J. VanderBrug	Executive Vice President, Assistant Secretary and Director	Executive Vice President, Assistant Secretary and Director	iBasis, Inc. 20 Second Avenue Burlington, Massachusetts 01803

To the knowledge of KPN and KPN Telecom, none of the Stockholders has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.